Exhibit 99.12
FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	20 November 2009
NOT FOR DISTRIBUTION OR RELEASE IN THE UNITED STATES OR TO US PERSONS
SIMS METAL MANAGEMENT COMPLETES A$400 MILLION
INSTITUTIONAL PLACEMENT
Sims Metal Management Limited (the “Company”) announced today it has successfully completed an institutional placement to raise A$400 million at A$21.00 per share (“Placement”). The Placement was well supported, with strong demand from existing and new institutional investors.
Settlement of approximately 19.0 million new shares issued under the Placement is scheduled to take place on Thursday, 26 November 2009, with anticipated quotation and trading of the new shares on ASX on Friday, 27 November 2009.
Group CEO Mr Dan Dienst said: “The capital puts the Company in an enviable position to strengthen its existing business and fund acquisition growth opportunities. We are very pleased with the success of the Placement and the strong support shown by new and existing shareholders.”
The trading halt, which has been in place today, will be lifted prior to the commencement of trading on ASX on Monday, 23 November 2009.
Share Purchase Plan
The Company will also offer eligible shareholders the opportunity to purchase new shares in the Company by way of a Share Purchase Plan (“SPP”). The SPP will allow eligible shareholders to subscribe for up to A$15,000 of new Company shares at the SPP issue price without incurring brokerage or other transaction costs.
The SPP issue price will be the lower of:
•	$21.00, being the issue price under the Placement; and

•	the volume weighted average price of Company shares traded on the Australian Securities Exchange (ASX) over the 5 trading days up to, and including, the day on which the SPP offer is scheduled to close[1].
This means that the most investors will pay per share is A$21.00, the same price as paid by institutional investors under the Placement.
The Company is targeting raising A$75 million through the SPP, which is non-underwritten. The Company reserves the right to scale back applications under the SPP in its absolute discretion.

[1]	Subject to receipt of ASX waiver

The SPP will be offered to eligible shareholders on the register at 7:00pm (AEDST) on Tuesday, 24 November 2009 (“Record Date”). Further details on the SPP will be provided to ASX and eligible shareholders in due course.
IMPORTANT INFORMATION
This announcement does not constitute an offer of securities for sale in the United States, or to any person that is, or is acting for the account or benefit of, any “U.S. person” (as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) (“U.S. Person”)), or in any other jurisdiction in which such an offer would be illegal. This announcement may not be distributed or released in the United States or to, or for the account or benefit of, any U.S. Person. The securities in the proposed offer have not been, and will not be, registered under the U.S. Securities Act, or under the securities laws of any state or other jurisdiction of the United States, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons unless the securities are registered under the U.S. Securities Act or an exemption from the registration requirements of the U.S. Securities Act is available. The Company intends to register such securities under the US Securities Act as may be agreed with certain investors.
Forward-Looking Statements
This announcement may contain a number of forward-looking statements, including about our earnings outlook and prospects. The forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from such forward-looking statements include those under the captions “Forward Looking Statements” and “Risk Factors” set forth in our 2009 annual report on Form 20-F that has been filed with the US Securities and Exchange Commission. Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements.